UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

NRG Energy, Inc.
(Name of Company)

Common Stock
(Title of Class of Securities)

629377508
(CUSIP Number of Class of Securities)

Solus Alternative Asset Management LP
Attn: Joseph Lonetto
430 Park Avenue, 9th Floor
New York, New York 10022
212-284-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629377508	SCHEDULE 13D/A

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Solus Alternative Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,958,099 (See Item 5)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,958,099 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,958,099 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.27%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 629377508	SCHEDULE 13D/A

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Solus GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,958,099 (See Item 5)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,958,099 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,958,099 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.27%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 629377508	SCHEDULE 13D/A

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Christopher Pucillo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,958,099 (See Item 5)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,958,099 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,958,099 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.27%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629377508	SCHEDULE 13D/A

Item 1.                    Security and Issuer.

This statement on Schedule 13D/A relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of NRG Energy, Inc., a Delaware corporation (the “Company”).  Unless the context otherwise requires, references herein to the “Shares” are to the Common Stock of the Company or call options convertible into Common Stock within 60 days.  The Company’s principal executive office is located at 211 Carnegie Center, Princeton, New Jersey 08540.

Item 2.                    Identity and Background.

(a)           This Schedule 13D/A is being filed by (i) Solus Alternative Asset Management LP (“Solus”), as investment manager to Sola Ltd (“Sola”) and Solus Core Opportunities Master Fund Ltd (“Core”), each of which is a Cayman Islands exempted company and each of which directly owns Shares, (ii) Solus GP LLC, as the general partner of Solus (“Solus GP”), and (iii) Christopher Pucillo, as the managing member of Solus GP (the “Principal”).

Solus, Solus GP and the Principal are hereinafter referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           The address of the principal business office of the Reporting Persons is 430 Park Avenue, New York, New York 10022.

(c)           The Reporting Persons are primarily engaged in the business of investing in securities.

(d)           None of the Reporting Persons nor any of the Reporting Persons’ executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons nor any of the Reporting Persons’ executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Solus is a limited partnership organized under the laws of the State of Delaware.  Solus GP is a limited liability company organized under the laws of the State of Delaware. The Principal is a citizen of the United States of America.

CUSIP No. 629377508	SCHEDULE 13D/A

Item 3.                    Source and Amount of Funds or Other Consideration.

The purchase price for the 10,958,099 Shares was approximately $29.76 per share of Common Stock of the Company.  The Reporting Persons do not directly own any Shares.  The funds for the purchase the Shares reported in this Schedule 13D/A were derived from margin account borrowings made in the ordinary course of business.

Item 4.                    Purpose of Transaction.

The Reporting Persons initially acquired the Shares for investment in the ordinary course of business because they believed the Shares presented an attractive investment opportunity and reported such investment on a Schedule 13G.  On January 30, 2009, the Reporting Persons sent a letter (the “Letter”) to the Company expressing their support for the determination by the board of directors of the Company (the “Board”) that the tender offer made by Exelon Corporation and Exelon Xchange Corporation was inadequate.  The Letter prompted the Reporting Persons to convert their Schedule 13G filing to a Schedule 13D.  The Reporting Persons have had no subsequent contact with the Company or the Board that would relate to, or result in, any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Except as set forth herein or as would occur upon completion of any of  the actions discussed herein, the Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the Board, other stockholders of the Company and other relevant parties concerning the business, operations, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of any discussions and actions referenced above, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred in Item 4 of Schedule 13D/A.

Item 5.                    Interest in Securities of the Company.

(a)  Sola directly owns 10,608,099 Shares.  Core directly owns 350,000 Shares.  Sola and Core directly own a total of 10,958,099 Shares, representing approximately 4.27% of the Company's outstanding Common Stock (based upon the 256,410,000 shares of Common Stock stated to be outstanding by the Company as of January 25, 2010 in the Company's Form 10-Q for the quarterly period ended September 30, 2009, filed with the Securities and Exchange Commission).  The Reporting Persons have been delegated voting and dispositive authority over the Shares directly owned by Sola and Core. The Reporting Persons do not directly own any Shares.  The Reporting Persons expressly disclaim beneficial ownership of any Shares.

CUSIP No. 629377508	SCHEDULE 13D/A

(b)  The Reporting Persons have shared voting power with respect to 10,958,099 Shares. The Reporting Persons expressly disclaim beneficial ownership of Shares.

(c)  Information concerning transactions in the Common Stock effected by the Reporting Person during the past sixty days is set forth on Exhibit A hereto.  All of the transactions in the Common Stock listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

(d)  No person (other than the Reporting Persons and their managed entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Sola and Core, and therefore the Reporting Persons, ceased to be the beneficial owner of more than five percent of the Common Stock of the Company on January 22, 2010.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  January 27, 2010

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of
Solus GP LLC,
for itself and as the general partner of
Solus Alternative Asset Management LP